GUZOV OFSINK, LLC
600 Madison Avenue, 14th Floor
New York, New York 10022

June 19, 2006

BY EDGAR

Greg Belliston, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Re:	Interpharm Holdings, Inc. Preliminary Information Statement on Schedule 14C File No. 1-15981 Filed: June 9, 2006

Dear Mr. Belliston:

Reference is made to your comment letter, dated June 16, 2006 to our client, Interpharm Holdings, Inc. (the “Company”), relating to the subject preliminary information statement (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

Reasons for Charter Amendment to Increase the Authorized Shares of Common Stock

1. In the first paragraph of this section, you list three reasons why you are authorizing additional shares of common stock. We note that you do not include in this list the need to have sufficient shares available for the conversion of the Series A and Series B Preferred Stock. Please add this item to the list in the first paragraph, or explain to us why such disclosure is not necessary.

A new clause (iii) in the first paragraph of the section entitled “Reasons for Charter Amendment to Increase the Authorized Shares of Common Stock” has been added to refer to the conversions of the Series A Preferred Stock and the Series B Preferred Stock.

2. We note that you are authorizing additional shares of common stock, in part, “for other corporate purposes of the Company, including to have authorized shares of Common Stock available to meet future commitments or financing.” Please disclose any such “other corporate purposes” that you are currently planning, as well as the approximate number of shares you are using for those purposes. If you do not currently have any plans to issue the additional shares besides the plans already described in your document, please disclose that fact.

An additional sentence has been added at the end of the first paragraph of the section entitled “Reasons for Charter Amendment to Increase the Authorized Shares of Common Stock” to state that other than for the purposes specifically described in the Information Statement, the Company does not currently have any plans to issue additional shares of its common stock.

In accordance with your request, on behalf of the Company we represent as follows:

the Company understands that it is responsible for the adequacy and accuracy of the disclosure in the filing;

the Company understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

that the Company will not assert staff comments as a defense proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Very truly yours,

/s/ Darren Ofsink

Darren Ofsink